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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                          Proactive Technologies, Inc.
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                                (Name of Issuer)

                     Common Stock, $.04 par value per share
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                         (Title of Class of Securities)

                                   74266 K307
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                                 (CUSIP Number)

                                Edward J. Hardin
                              Rogers & Hardin, LLP
                   2700 International Tower, Peachtree Center
                           229 Peachtree Street, N.E.
                           Atlanta, Georgia 30303-1601
                              Tel No.: 404-522-4700
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  March 6, 1998
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             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)
----------------
           *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.    74266K307                                  PAGE 2 OF  7  PAGES
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                                  SCHEDULE 13D

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CUSIP NO.     74266K307                                   PAGE 2 OF 7 PAGES
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1          NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Arthur G. Weiss
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]
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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

           00
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]


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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
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                 7       SOLE VOTING POWER
   NUMBER OF
    SHARES               2,250,000 (1)
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                 ---------------------------------------------------------------
                 8       SHARED VOTING POWER

                         0
                 ---------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                         2,250,000 (1)
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           2,250,000 (1)
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.6%
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14         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

         (1) Includes 700,000 shares which the Reporting Person has the right to acquire after May 11, 1999 pursuant to options granted to the Reporting Person (discussed in Item 6 below).

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CUSIP NO.     74266K307                                   PAGE 3 OF 7 PAGES
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1          NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Caroline Weiss Kyriopoulos
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
   NUMBER OF
    SHARES               1,775,000  (1)
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                 ---------------------------------------------------------------
                 8       SHARED VOTING POWER

                         0
                 ---------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                         1,775,000 (1)
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           1,775,000 (1)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.8%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

         (1) Includes 1,000,000 shares of Common Stock which the Reporting Person has the right to acquire pursuant to the Option Agreement (discussed in Item 5(c) below).

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CUSIP NO.     74266K307                                   PAGE 4 OF 7 PAGES
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1          NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Charles G. Weiss
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3          SEC USE ONLY


--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           00
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                             [ ]


--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                 7       SOLE VOTING POWER
   NUMBER OF
    SHARES               775,000
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
    PERSON
     WITH
                 ---------------------------------------------------------------
                 8       SHARED VOTING POWER

                         0
                 ---------------------------------------------------------------
                 9       SOLE DISPOSITIVE POWER

                         775,000
                 ---------------------------------------------------------------
                 10      SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


           775,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [X]


--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.4%
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14         TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


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CUSIP NO.     74266K307                                   PAGE 5 OF 7 PAGES
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D relates to the shares of common stock, $.04 par value per share (the "Common Stock"), of Proactive Technologies, Inc. (the "Issuer"). Items 2,4,5,6 and 7 of the Schedule 13D filed by Arthur G. Weiss, Caroline Weiss Kyriopoulos and Charles G. Weiss (each a "Reporting Person" and together the "Reporting Persons") are amended as set forth below.

ITEM 1.  SECURITY AND ISSUER

         The title of the class of equity securities to which this Schedule relates is common stock, par value $0.04 per share ("Common Stock"), issued by Proactive Technologies, Inc. (the "Company"), the principal executive offices of which are located at 3343 Peachtree Road, N.E., Suite 530, Atlanta, Georgia 30326.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2 is amended to delete paragraphs 2(b) and 3(b) and to include the following:

         (b) Caroline Weiss Kyriopoulos' address is 330 Commerce Street, Nashville, Tennessee. Charles G. Weiss' address is Oxford University, 92 Great Clarendon Street, Oxford, United Kingdom 0426A7.


ITEM 4.  PURPOSE OF THE TRANSACTION

         Item 4(d) is deleted and replaced with the following:

         (d) Arthur Weiss is Chairman of the Board of Directors of the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Items 5(a), 5(b) and 5(c) are amended to include the following language:

         (a) Arthur G. Weiss is the beneficial owner of 2,250,000 shares of Common Stock (approximately 9.6%), 700,000 of such shares are shares which the Reporting Person has the right to acquire after May 11, 1999 pursuant to options granted to him (discussed in Item 6 hereof) to acquire shares from the Company. The percentage of outstanding shares of Common Stock for Arthur G. Weiss has been computed based on the total outstanding shares of Common Stock as of February 11, 1999 as indicated in the Company's Form 10QSB for the period ending December 31, 1998, plus 2,000,000 shares subsequently issued by the Company plus the 700,000 shares that are subject to the options and are not currently outstanding.

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CUSIP NO.     74266K307                                   PAGE 6 OF 7 PAGES
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                  Caroline Weiss Kyriopoulos is the beneficial owner of
                  1,775,000 shares of Common Stock (approximately 7.8%) including 1,000,000 shares of Common Stock which she has the right to acquire pursuant to an immediately exercisable option (described in Item 5(c) hereof) to acquire shares from Mark A. Conner. The percentage of outstanding shares of Common Stock for Caroline Weiss Kyriopoulos has been computed based on the total outstanding shares of Common Stock as of February 11, 1998 as indicated in the Company's 10QSB for the period ending December 31, 1998, plus 2,000,000 shares subsequently issued by the Company.

                  Charles G. Weiss is the beneficial owner of 775,000 shares of Common Stock (approximately 3.4%). The percentage of outstanding shares of Common Stock for Charles G. Weiss has been computed based on the total outstanding shares of Common Stock as of February 11, 1998 as indicated in the Company's 10QSB for the period ending December 31, 1998, plus 2,000,000 shares subsequently issued by the Company.

                  Caroline Weiss Kyriopoulos and Charles G. Weiss are the adult children of Arthur G. Weiss. Each of Arthur G. Weiss, Caroline Weiss Kyriopoulos and Charles G. Weiss disclaim any beneficial ownership of the shares of Common Stock owned by the others. The Reporting Persons acquired an aggregate of 3,100,000 shares of Common Stock pursuant to the terms of the Reorganization Agreement in exchange for their ownership interests in West Side Investors, Inc., but none of the Reporting Persons currently has any agreement for the purpose of acquiring, holding, voting or disposing of any shares of Common Stock with either of the other Reporting Persons.

         (b) Arthur G. Weiss has the direct power to vote and direct the disposition of 2,250,000 shares of Common Stock. Caroline Weiss Kyriopoulos has the direct power to vote and direct the disposition of 775,000 shares of Common Stock and has the power to direct the disposition of the Option Agreement, but Mark Conner retains the direct power to vote the shares subject to the Option Agreement until such time as the option is exercised. Charles G. Weiss has the direct power to vote and direct the disposition of 775,000 shares of Common Stock.

         (c) On March 6, 1999, Carolyn Weiss Kyriopoulos entered into a Common Stock Purchase Option (the "Option Agreement") pursuant to which she acquired an immediately exercisable option to purchase up to 1,000,000 shares of Common Stock from Mark A. Conner with an exercise price of $0.65 per share. The option expires on September 30, 1999. See "Exhibit 99.3 - Common Stock Purchase Option".

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is amended to include the following language:

         See Item 5(c)

         In addition, the Company has granted to Arthur G. Weiss options to purchase up to 700,000 shares at an exercise price of $0.4375 per share. The options are exercisable after May 11, 1999. The options expire on February 11, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is amended to include the following Exhibit:

         99.3     Common Stock Purchase Option

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CUSIP NO.     74266K307                                   PAGE 7 OF 7 PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: MARCH 12, 1999              By: /s/ ARTHUR G. WEISS
      ---------------------          -----------------------------------
                                   Arthur G. Weiss


Dated: MARCH 12, 1999              By: /s/ ARTHUR G. WEISS, ATTORNEY IN
      ---------------------          -----------------------------------
                                       FACT
                                     -----------------------------------
                                       CAROLINE WEISS KYRIOPOULOS
                                     -----------------------------------
                                   Arthur G. Weiss, Attorney in Fact
                                   Caroline Weiss Kyriopoulos


Dated: MARCH 12, 1999              By: /s/ ARTHUR G. WEISS, ATTORNEY IN
      ---------------------          -----------------------------------
                                       FACT
                                     -----------------------------------
                                       CHARLES G. WEISS
                                     -----------------------------------
                                   Arthur G. Weiss, Attorney in Fact
                                   Charles G. Weiss